March 30, 2006

via facsimile, overnight mail and EDGAR

Mr. Ernest Greene

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, DC  20549-7010

Re:	Quixote Corp.

Form 10-K for Fiscal Year Ended June 30, 2005
Form 10-Q for Fiscal Quarter Ended September 30, 2005
File No. 1-8123

Dear Mr. Greene:

We are submitting this letter in response to the comments received from the Staff of the Securities and Exchange Commission by letter to Quixote Corporation (the “Company” or “Quixote” or “we”) dated March 13, 2006. The numbered comments in your letter have been incorporated in their entirety in the corresponding paragraph numbers below.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2005

Comment

Financial Statements

Note 16, Industry Segments, page 48

1.              We have read your response to comment six. You indicated that four operating segments are aggregated to comprise the Inform segment. Please address for us how you have met each of the aggregation criteria set forth in paragraph 17 of SFAS 131, including how each operating segment has similar economic characteristics (e.g. similar sales and gross margin trends for the last three years). Please also provide us with a copy of the representative financial reports provided to the CODM.

Response

1.     The Inform segment currently includes four operating segments which report discrete financial information and are regularly reviewed by the Chief Operating Decision Maker (CODM), our CEO. The operating segments included in the Inform segment are currently Highway Information Systems, Inc. (HIS); Nu-Metrics, Inc. (NMI); Surface Systems, Inc. (SSI) and Quixote Traffic Corporation (QTC) (comprised of the acquired operations of National Signal, Inc. (NSI); U.S. Traffic Corporation (UST) and Peek Traffic Corporation (Peek Traffic). The four operating segments are aggregated to comprise the Inform segment based upon similarities across the criteria in accordance with paragraph 17 of SFAS No. 131, “Disclosures about Segments of and Enterprise and Related Information”, as described below.

Nature of Products

Products within the Inform segment utilize technology to provide information to motorists, pedestrians, and state and local highway personnel about dangerous or congested conditions or to provide other useful information to improve traffic flow and prevent crashes from occurring. This broad range of products is often referred to in our industry and by the U.S. Department of Transportation as Intelligent Transportation Systems (ITS) products.

Evolution of Inform Group

Ten years ago, we did not have a significant presence in the ITS market within the transportation safety industry. Through selective and strategic acquisitions, we have built a broad array of products and services that comprise the products within the Inform segment. With each acquisition, we look for profitable companies with distinctive complementary products which can be integrated into our “one-stop shop” family of ITS products.

We acquired HIS in April 1998 which manufactures and sells highway advisory radio (HAR) equipment. This equipment, in conjunction with flashing lights and message signs which may be manufactured by QTC, advises motorists to tune into a particular AM radio frequency on their car radios to hear pre-recorded information regarding traffic conditions.

In December 1998, we acquired NMI which manufactures and sells portable and permanent sensors that record traffic volume, speed, and length classification of vehicles. These sensors also collect, analyze and store traffic, road surface conditions and freezing point data which can be relayed on a real-time basis to a transportation department’s base computer or control center via telephone, cellular link, fiber optic connection or a wireless link to be combined into a road/traffic information system.

The acquisition of NSI in January 2001 provided the Inform segment with an important visual display output device to provide information to motorists using data gathered by other products manufactured by the Inform segment as an integrated ITS product solution. NSI manufactured portable electronic variable message signs, directional displays and warnings lights. The operations of NSI were integrated into UST operations during fiscal 2004 and the NSI entity was liquidated.

The acquisition of SSI in August 2001 allowed us to expand our ITS product line by providing sensors and weather stations complementary to products manufactured by NMI. The SSI weather system uses towers equipped with weather instruments, sensors and special detectors to detect freezing conditions and provide valuable weather and pavement information to transportation departments or airports in order to dispatch salt trucks or automatically activate anti-icing systems. We have integrated the product offerings of NMI and SSI to present a streamlined suite of products to customers.

The acquisition of UST in May 2003 provided us with many new ITS products as well as additional portable and fixed overhead variable message sign product lines. Additional products acquired include traffic controllers, in-ground detectors which sense the presence of vehicles, traffic and pedestrian signals, traffic uninterruptible power supply (UPS) systems, illuminated transportation signage and tunnel lighting. Traffic controllers and detectors are devices that control traffic signal operations at intersections either with pre-set timers or with detectors that enable the signals to change in response to variations in traffic.

In December 2003, we acquired Peek Traffic which provided additional traffic controllers and traffic and pedestrian signals. Additional products acquired include video detection equipment, data collection devices and systems, automated enforcement systems and parking detection devices. Automated enforcement systems, such as red light enforcement and laser speed enforcement, involve digital cameras to detect possible traffic violations at intersections or on the side of a road. A toll road monitoring system is a data collection system able to count axles of vehicles in order to ensure the proper toll amount is collected.

Since the acquisitions in calendar 2003, the operations of UST and Peek Traffic have been integrated during fiscal 2004 and fiscal 2005 as further described in the response to comment No. 3. For example, the manufacturing of pedestrian signals gained through the acquisition of UST was moved to a Peek Traffic facility. Due to the level of integration, QTC was considered one operating segment for fiscal 2005.

Similarity of Products

Each operating segment within the Inform segment manufactures and sells ITS devices or systems which use electronic means to collect and report information about road, weather or traffic conditions. This information can be communicated in real time providing timely data to increase driver safety and condition awareness.

The electronic product offering of the Inform segment can be designed to conform to the National Transportation Communications for ITS Protocol (NTCIP) standards that have been developed by a consortium of private transportation organizations with funding from the Federal Highway Administration (FHWA). NTCIP is a family of communication standards for transmitting data and message between devices used in ITS systems. When used for the control of roadside and other transportation management devices, NTCIP-based systems help achieve interoperability and interchangeability among multiple ITS devices so that they work together seamlessly as a single system.

The Intellizone® Advance Warn system is an example of the Inform segment product which integrates product lines with similar characteristics within the Inform group using the NTCIP protocol. This system provides real-time information to motorists who are approaching construction zones by integrating traffic and/or weather sensors (manufactured by NMI and SSI), variable message signs (manufactured by UST) as the output device and a computer controlled software system (manufactured by HIS).

Another example is the integration of a non-invasive wireless pavement sensor (manufactured by NMI) to sense traffic flow with a traffic control system (manufactured by QTC) to trigger the sequencing of traffic signals.

Economic Characteristics

Information regarding sales and gross profit margin for the Inform operating segments for fiscal years 2005, 2004 and 2003 is included as Exhibit A to this response. In general, the economic characteristics of each operating segment within the Inform segment are similar. We believe the most important characteristic is the similarity of the growth potential of the Inform operating segments. The ITS market within the transportation safety industry is expected to grow at rates higher than other markets within our industry as governmental agencies increasingly focus on ITS products to save lives, time and money rather than constructing additional roadways. ITS products offer the power of technology to monitor traffic and travel conditions to provide critical real-time information to ease traffic congestion. Departments of Transportation (DOT’s) are increasingly operating traffic management centers using ITS technologies in not only the largest metropolitan areas in the U.S. but also in numerous rural areas.

Before the acquisition of UST in May 2003, sales for the Inform segment (excluding UST) increased 38% from $22.5 million in 2002 to $31 million in 2003. Sales for each operating segment increased approximately 40%, with the exception of HIS increasing only 3% but on sales of only $3.6 million.

The acquisition of UST and Peek Traffic during calendar 2003 provided us access to markets with significant growth opportunities within the ITS market. At the time of acquisition, there were over 4 million traffic lights and 300,000 intersections with traffic signals in the United States. Only about one-third of those traffic signals had been updated from incandescent light to the newest technology, LED, or light emitting diode lights which are energy-efficient, reliable and cost-effective.

For example, we were preliminarily awarded an $8 million contract to upgrade pedestrian signals to LED in the Los Angeles city area within the past year. However, due to internal bureaucratic issues within the city, the formal award has been stalled.

We acquired UST and Peek Traffic in calendar 2003 at the beginning of a down period in our industry. Sales growth of Inform products across the operating segments, excluding the effect of the sales increases due to acquisitions, generally decreased in fiscal 2004 and 2005. Sales are directly affected by federal, state and municipal government funding for transportation safety, highway construction and maintenance, and other infrastructure projects. A sizeable portion of sales are ultimately financed by funds provided to the states by the federal government through the federal highway funding bill. The last six-year federal highway bill expired on September 30, 2003 and a new bill was not enacted until August 2005. We believe that sales of products sold by the Inform segment in particular were adversely affected more than sales of our Protect and Direct segment products due to the lack of a federal highway bill because spending by governmental agencies on ITS products is primarily discretionary. Many products within our Protect and Direct segment are federally mandated and benefit from patent protection, which is unlike products within the Inform segment.

In addition, while the federal highway bill was delayed, many states were suffering from budget constraints given the weak national and local economies. Such budget constraints adversely affect the ability of the states to fund highway and infrastructure projects, and therefore reduced the demand for our products. Municipalities also suffer from budget restraints that reduce transportation safety spending.

Since the signing of the federal highway bill in August 2005 and as state and local budget positions improved, sales growth has begun to rebound this fiscal year across all operating segments.

Another economic characteristic analyzed is gross profit margins. Gross profit margins of our Inform operating segments range between 16% and 58% for the past five years, while owned by us. However, gross profit margins can fluctuate greatly depending upon volume levels and product mix. Sales volumes of the Inform operating segments have fluctuated over the past few years due to the factors discussed above. Gross profit margins for individual Inform segment products within each operating segment can range 10 to 30 percentage points. The average margin for HIS for the past 3 years ranged between 33.9% and 57.6% with an average of 48.7%. The average margin for NMI for the past 3 years ranged between 47.3% and 51.6% with an average of 49.7%. The average margin for SSI for the past 3 years ranged between 26.2% and 29.4% with an average of 28.3%. The average margin for QTC combined for the past 3 years ranged between 14.9% and 15.8% with an average of 15.5%. However, the margins for the legacy businesses of NSI, UST and Peek were 25% to 30% prior to our acquisition.

There is some variability in gross profit margins across the operating segments as a function of the different cost structure at various facilities. However, this variance is not a function of the inherent gross margin of the products. For example, similar sensing and weather information systems are manufactured at both NMI and SSI facilities which have different cost structures. The cost structure at the SSI facility is much higher than the cost structure at the NMI facility. The manufacturing of products sold by SSI is primarily outsourced which includes the vendors’ profit mark-up and therefore reduces the gross profit margin. The majority of products sold by NMI are manufactured in its facility with a very low labor cost resulting in a higher gross profit margin.

As another example, similar intersection control products are manufactured at both UST and Peek facilities. The cost structure at UST facilities is currently much higher than the cost structure at Peek facilities. Manufacturing at Peek facilities is primarily outsourced which decreases the gross profit margin. Manufacturing at UST facilities is primarily performed in-house. The cost structure at one particular UST facility on the west coast has been higher than optimal and break-even given the low sales volume in a down period. We were not more aggressive about decreasing the cost structure as we were anticipating volume might significantly increase through the bid and award of a few relatively large contracts which have been delayed, including the $8 million LA pedestrian signal contract mentioned above as well as a $25 million follow-on contract to upgrade New York traffic controllers which has been outstanding and in discussion since the acquisition of UST.

Although there is variance in the gross profit margins across the operating segments, there is similarity in the long-term trend of the gross profit margins. We believe the opportunity to improve gross margins is greater for products within the Inform segment which has been a continuing focus of our integration effort over the past few years since the Inform businesses have been acquired. As further discussed in our response to comment Nos. 2 and 3 below, we have been rationalizing the operations of QTC, as well as other Inform operating segments, over the past two years in an effort to improve the profitability to historical and pre-acquisition levels and plan to continue to do so.

Nature of Production Process

The production process for products within the Inform segment primarily involves light manufacturing in a work-zone environment and assembly (including electronic board assembly) of products with embedded software or software components. Many sub-components of the products within the Inform segment are contract manufactured and assembled by the operating segments.

Type of Customer

For each operating segment within the Inform segment, the customers include distributors, contractors (on behalf of state and local governments), state DOT’s, state agencies, local governments and municipalities. SSI also sells weather information systems, services and products to airports.

Methods Used to Distribute Products and Services

The sales and marketing process within the Inform segment varies depending on the product line. Products are either sold through a direct sales force or through distributors depending on the method determined to be the most effective for a respective product. Factors used in the determination process include geographic considerations and the availability, interest, strength and coverage of distributors.

For example, intersection control products sold from Peek’s legacy facility on the east coast are sold primarily through distribution due to the strength and coverage of distributors on the east coast. Similar intersection products sold from UST’s legacy facility on the west coast are mostly sold through a direct sales force, although some sales are made through distributors.

Nature of Regulatory Environment

Products within the Inform segment are not generally subject to regulation. In limited cases, certain products are subject to regulation. Specifically, highway advisory radio systems which use AM radio frequencies are subject to regulation by the Federal Communication Commission. In addition, runway weather information systems sold to airports are subject to regulation by the Federal Aviation Administration.

CODM Review

On a monthly basis, the CODM, our CEO, holds a monthly management meeting with our CFO and operating vice presidents. In addition to a business update, a primary purpose of this meeting is to review the monthly results of the operating segments. The results reviewed include a focus on sales and operating profit excluding corporate allocations. Representative reports, including a consolidated “flash report” and “Key Summary Factors” prepared for each operating segment, reviewed at this meeting are included as Exhibits B and C to this response. The “flash report” is compiled by legal entity only to facilitate our consolidation process.

The CODM assesses the performance and allocates resources across the entire company. Operating decisions, including resources to be allocated, are made for the company as a whole based upon the company’s unified strategic plans, and are not primarily made based upon individual results of the legal subsidiaries.

Summary

In summary, we believe the Inform operating segments meet the aggregation criteria set forth in paragraph 17 of SFAS 131. The operating segments are clearly similar with respect to the nature of products and services, the nature of the production process, the type of customer, the distribution methods and nature of the regulatory environment. However, the similarities in the economic characteristics for the last three years may not be as apparent. There is variance in gross profit margins across the operating segments, although the trend is similar. We do not believe that the gross profit margins for the operating segments for the past couple of years are indicative of the potential gross profit margins ITS products within the Inform segment can achieve. The Inform operating segments have been adversely affected by the down market the past couple of years and therefore their results have been affected accordingly. In addition, the variability in gross profit margins are a function of the different cost structures at various locations, which do not always represent the inherent gross profit margins of the ITS products within the Inform segment. We plan to continue our integration efforts across the entire Inform segment to increase the gross profit margins across all product lines.

We believe the most important economic characteristic is the similarity of the growth trend and potential of the Inform operating segments. We have been actively acquiring companies which manufacture ITS products over the past few years as we believe that the ITS market within the transportation safety industry is expected to grow at rates higher than the market for products within our Protect and Direct segment. Our Protect and Direct segment sells and manufactures products to be physically placed on roadways, which requires additional roadways for significant growth. The trend in transportation spending is not to build additional roadways, but to use technology to make roadways more efficient. We believe that a greater amount of transportation spending will be toward ITS products, which involve technological electronic systems. As evidence of our belief, the new six-year federal highway legislation, enacted during this fiscal year, has a much greater focus on relieving congestion and includes more ITS initiatives than the previous six-year legislation. In addition, states are continuing to prioritize congestion relief and the need for ITS products in their state budgets. We expect these trends to continue.

Comment

2.     We note you have integrated the operations of NSI into that of UST. Explain to us in better detail what this integration entailed. Tell us whether you still have discrete financial information related to NSI.

Response

2.     As mentioned in the response to comment No. 1 above, NSI manufactured portable electronic variable message signs, directional displays and warnings lights in La Mirada, California. UST also manufactures portable variable message sign products less than ten miles away in Santa Fe Springs, California. Soon after the acquisition of UST, we began the planning to transfer the entire operations of NSI into the UST Santa Fe Springs facility. In the fall of 2003, the manufacturing operations for NSI legacy products was entirely integrated into the existing UST manufacturing operations. The employees who were necessary to support the additional volume of the NSI business (mainly salaried and some hourly) were transferred to the UST facility and the remaining employees (mainly hourly) were terminated. Also in the fall of 2003, all accounting for NSI operations began to be recorded on the UST general ledger. Since then, the operations of NSI are no longer distinguishable from UST operations. The restructuring costs related to the integration were deemed immaterial for separate disclosure. Effective December 31, 2003, the NSI legal entity was merged into the UST legal entity.

Comment

3.     We note you have integrated the operations of UST and PEEK. Explain to us in better detail what this integration entailed. Tell us whether you still have discrete financial information related to UST and PEEK.

Response

3.     As mentioned in our response to comment No. 1 above, the acquisitions of UST and Peek Traffic each provided us with a variety of additional new ITS products. However, traffic control products were the common products between the two acquisitions. The acquisition of UST in May 2003 provided us with traffic controllers based on a “CALTRANS” product specification, as referred to in our industry. The acquisition of Peek Traffic in December 2003 provided us with traffic controllers based on a “NEMA” product specification, as referred to in our industry. These two types of traffic controllers are the predominant types of controllers used in the North America.

In order to realize efficiencies across the operations of UST and Peek Traffic, we hired the legacy President of Peek Traffic with the intent to streamline the operations of the two businesses. He was made the President of UST following the acquisition of Peek Traffic. By the summer of 2004, he relocated from the Peek Florida facility to the UST California facility. We made the decision to operate these two newly acquired businesses as one to facilitate the integration of the production facilities, product lines and management teams. We began to build one QTC management team which is responsible for the planning, budgeting, sales, engineering, R&D and financial operations of all of the QTC product families and locations. The management team primarily resides in California, however the day to day activities for all these functions takes place at all the QTC locations in Santa Fe Springs, CA; Tecate, Mexico; Palmetto, FL and Bedford, PA.

To unify the sales and marketing effort, we hired a Vice President of Sales and Marketing in March 2004 to oversee both UST and Peek Traffic. The sales and marketing effort for UST and Peek Traffic was combined and presented to the marketplace under one name, QTC, shortly after the acquisition of Peek Traffic. All sales and marketing decisions for each QTC product family, whether to sell direct or through distribution, are decided on a combined basis. We leveraged Peek Traffic’s acquired strong distribution channel and created a sales approach so that customers had access to both UST and Peek Traffic legacy products.

We also began to streamline the manufacturing process of the products in the fourth quarter of fiscal 2004. By the fall of 2004, manufacturing of legacy UST pedestrian intersection signals was transferred to a legacy Peek facility. The combined pedestrian signals business has revenues of approximately $12 million annually. UST legacy signals contributed approximately $8 million and Peek Traffic legacy signals approximately $4 million of the revenues of this product group. The production and sales activities for the UST legacy pedestrian signals began to be recorded on the Peek general ledger in the same departments of the production and sales activities as Peek legacy pedestrian signals in the fall of 2004. Since then, the operations of UST pedestrian signals are no longer distinguishable from Peek operations.

Also in the fall of 2004, several production processes were moved to a UST facility in Tecate, Mexico. The production moved to Tecate was comprised mainly of sub assemblies and lower level manufacturing processes from all three QTC production facilities: Santa Fe Springs, Palmetto and Bedford. These transfers were made to take advantage of a lower cost location. Management is constantly looking for opportunities to further integrate functions and processes to streamline the operations and make them more efficient and cost effective.

Our plan is to record the operations of QTC on one software system and one general ledger. However, in order to mitigate risk and cost, two general ledgers are currently maintained by QTC and combined as a facilitative necessity. Our chosen enterprise-wide software system, PeopleSoft, was implemented at the Santa Fe Springs, CA and Tecate, Mexico locations in the third quarter of fiscal 2005 after several of the integration initiatives were completed. We currently plan to begin the implementation of PeopleSoft at Palmetto, FL and Bedford, PA in fiscal 2007. We do not report or manage the operations of the UST and Peek businesses independently.  For example, salaries for the combined management functions are recorded on the UST ledger only.  The two individual general ledgers do not reflect discrete businesses, or even a subset of discrete revenue generating assets.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2005

Comment

Other Commitments, Page 13

4.     We have read your response to comment seven. In the future filings please present the gain on settlement as a separate line item on your income statement.

In addition, in future filings, when you note significant adverse events relating to an acquisition, you should disclose that information in a manner similar to your response.

Response

4.     We note your comment. In future filings we will present the gain on the settlement with the sellers of Peek Traffic as a separate line item on our income statement, beginning with the filing of the March 31, 2006 Form 10-Q. In addition, we will disclose in future filings significant adverse events relating to an acquisition in a manner similar to our previous response.

Comment

ITEM 1. Legal Proceedings, page 24

5.     We have read your response to comment nine. In the future filings please provide more information concerning the adverse events relating to the UST operations, similar to the information provided.

Response

5.     We note your comment. In future filings, we will provide more information concerning the adverse events relating to the UST operations, beginning with the filing of the March 31, 2006 Form 10-Q.

If you have any questions or comments, please contact me at (312)705-8400.

Sincerely,

/s/ Daniel P. Gorey

Daniel P. Gorey
Vice President, Chief Financial Officer and Treasurer

EXHIBIT A

QUIXOTE CORPATION

INFORM SEGMENT

ECONOMIC INFORMATION

SALES (In 000’s)		FY 2005	FY 2004	FY 2003

	HIS	$4,263	$4,740	$3,601
	NMI	5,256	5,838	8,038
	SSI	11,644	10,610	12,449
(1)	NSI	—	—	7,002
(2)	UST	—	41,336	5,977
(2)	Peek Traffic	—	14,484	—
(2)	QTC	51,615	—	—
		$72,778	$77,008	$37,067

GROSS PROFIT MARGIN (%)		FY 2005	FY 2004	FY 2003

	HIS	57.6%	33.9%	54.6%
	NMI	51.6%	47.3%	50.1%
	SSI	26.2%	29.3%	29.4%
(1)	NSI	—	—	11.3
(2)	UST	—	9.5%	21.1
(2)	Peek Traffic	—	30.3%	—
(2)	QTC	15.6%
		22.4%	20.5%	31.6%

(1)          The operations of NSI were integrated into UST operations during fiscal 2004 and the NSI entity was liquidated.

(2)          Since the acquisitions in calendar 2003, the operations of UST and Peek Traffic have been integrated over fiscal 2004 and fiscal 2005. QTC was considered one operating segment for fiscal 2005 due to the level of integration.

EXHIBIT B

QUIXOTE CORPORATION

SALES AND EARNINGS ANALYSIS

	FORECAST F/Y 2006				BUDGET F/Y 2006				ACTUAL F/Y 2005
NET SALES	Jan-06 FORE.	Feb-06 FORE.	Mar-06 FORE.	3RD QTR FORE.	Jan-06 BUD.	Feb-06 BUD.	Mar-06 BUD.	3RD QTR BUD.	Jan-05 ACT	Feb-05 ACT	Mar-05 ACT.	3RD QTR ACT.
ENERGY ABSORPTION				$0				$0				$0
ENERGY - EUROPE/AUSTRALIA				0				0				0
ENERGY - AL				0				0				0
SPIN-CAST PLASTICS				0				0				0
SUB TOTAL	0	0	0	0	0	0	0	0	0	0	0	0

NU-METRICS				0				0				0
HIGHWAY INFORMATION				0				0				0
SURFACE SYSTEMS, INC.				0				0				0
SUB TOTAL	0	0	0	0	0	0	0	0	0	0	0	0

PEEK				0				0				0
US TRAFFIC				0				0				0
SUB TOTAL	0	0	0	0	0	0	0	0	0	0	0	0

INFORM	0	0	0	0	0	0	0	0	0	0	0	0

TOTAL SALES	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

	FORECAST F/Y 2006				BUDGET F/Y 2006				ACTUAL F/Y 2005
EARNINGS BEFORE CORPORATE FEE	Jan-06 FORE.	Feb-06 FORE.	Mar-06 FORE.	3RD QTR FORE.	Jan-06 BUD.	Feb-06 BUD.	Mar-06 BUD.	3RD QTR BUD.	Jan-05 ACT.	Feb-05 ACT.	Mar-05 ACT.	3RD QTR ACT.
ENERGYABSORPTION				$0				$0				$0
ENERGY - EUROPE/AUSTRALIA				0				0				0
ENERGY - AL				0				0				0
SPIN-CAST PLASTICS				0				0				0
SUBTOTAL	0	0	0	0	0	0	0	0	0	0	0	0

NU-METRICS				0				0				0
HIGHWAY INFORMATION				0				0				0
SURFACE SYSTEMS, INC.				0				0				0
SUB TOTAL	0	0	0	0	0	0	0	0	0	0	0	0

PEEK				0				0				0
US TRAFFIC				0				0				0
SUB TOTAL	0	0	0	0	0	0	0	0	0	0	0	0

INFORM	0	0	0	0				0				0

CORPORATE				0				0				0

OPERATING PROFIT	0	0	0	0	0	0	0	0				0

OTHER				0				0				0
INTEREST INCOME (EXPENSE)				0				0				0
SUB-TOTAL	0	0	0	0	0	0	0	0	0	0	0	0

EARNINGS BEFORE TAXES (CONT.)	0	0	0	0	0	0	0	0				0
INCOME TAXES				0				0
NET EARNINGS (CONT.)	0	0	0	0	0	0	0	0	0	0	0	0

EARNINGS PER SHARE (CONT.):	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!

AVERAGE DILUTED SHARES

EXHIBIT C

DIVISION

Summary Key Factors

Period:

(000’s)

	February-06			Quarter To Date			Fiscal Year To Date
	Actual	Budget	Prior Year	Actual	Budget	Prior Year	Actual	Budget	Prior Year
Revenue

Gross margin
%	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!

Operating Expenses

Operating Profit	0	0	0	0	0	0	0	0	0
%	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!

	Current Quarter Forecast				Next Quarter Forecast				Fiscal Year 2006
	January Actual	February Actual	March Forecast	Q3 TOTAL	April Actual	May Forecast	June Forecast	Q4 TOTAL	Forecast	Budget	Prior Year
Revenue				0				0

Gross margin				0				0
%	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!

Operating Expenses				0				0

Operating Profit	0	0	0	0	0	0	0	0	0	0	0
%	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!

1

	Actual	Prior Year
Total backlog:
July
August
September
October
November
December
January
February
March
April
May
June

	Actual	Prior Month
Balance sheet:
Collections
AR < 60 days
AR > 60 days
AR % > 60	#DIV/0!	#DIV/0!
TOTAL A/R
DSO
Inventory
Inv Turns
Working Capital
Work Cap % Sales
ROIC
Capital Expenditures

	Actual	Budget
Headcount:
Own staff
Temporary
Total	0	0

	Actual	Prior Month
AP< 60
AP> 60
Total	0	0
DPO

Accrued Liabilities

2